ORIGINAL

UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A (a)

02037105

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date Filed June 25, 2001
Amended Filing May 21, 2002
File No.24-4392

Singer Financial Corp.
(Exact name of issuer as specified in its charter)
Pennsylvania
(State or other jurisdiction of incorporation or organization)
1708 Locust Street
Philadelphia, Pennsylvania 19103
(215) 893-9722 OR
(877) SINGER-NOW
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

RECD S.E.C.
MAY 22 2002
1086

Paul Singer
President
Singer Financial Corp.
1708 Locust Street
Philadelphia, Pennsylvania 19103
(215) 893-9722 OR
(877) SINGER-NOW
(Name, address and telephone number of agent for service)

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

---

Copies to:
Frank B. Baldwin, Esquire
2200 Locust Street
Philadelphia, Pennsylvania 19103
(215) 735-1234

---

| | |
|---|---|
| 7398 | 23-2710000 |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification No.) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART III

## EXHIBITS

INDEX TO EXHIBITS



* designates Exhibits which are filed herewith. All other Exhibits were filed with Amendment of December 7, 2001.

16-0107844300-18 0107844300-34
C 34 40-8214378924

# MASTER ADVANCE NOTE
# EXTENSION AND/OR MODIFICATION AND/ OR RENEWAL AGREEMENT

November 19, 2001

**LOAN** FOR VALUE RECEIVED, the Master Advance Note dated October 18, 2000 in the original principal amount of $2,000,000 is hereby extended and/or renewed as follows:

____ If this line is checked, the Principal Aggregate Sum of the Note is changed from $__________ to $____________.

____ If this line is checked, the Rate of the Note is changed from ____ to ____.

_X_ If this line is checked, the Maturity of the Note is hereby changed to June 30, 2002.

____ If this line is checked, the Payment Schedule of the Note is changed from __________ to __________.

____ If this line is checked, the Note is amended so that Borrower shall, at any time, have the option to (i) convert all or part of its outstanding Prevailing Base Rate Loans (as defined in Section 6 of the Additional Terms and Conditions of the Note) to LIBOR Loans (as defined in Section 6 of the Additional Terms and Conditions of the Note) and (ii) convert all or part of its outstanding LIBOR Loans to Prevailing Base Rate Loans, all in accordance with, and subject to, all of the terms and conditions of Section 6 of the Additional Terms and Conditions of the Note.

____ If this line is checked, the Note is amended to include new Sections 6 and 7 to the Additional Terms and Conditions of the Note as set forth on the Addendum to Master Advance Note Extension and/or Modification and/or Renewal Agreement annexed hereto and made a part hereof.

All other terms and conditions of the Master Advance Note dated October 18, 2000 in the original principal amount of $2,000,000 payable to Fleet Bank
_X_ (formerly known as Summit Bank)
____ (formerly known as First Valley Bank)
(and as otherwise extended, modified or renewed) remain in full force and effect.

The Borrower expressly ratifies and confirms the confession of judgment and jury trial provisions set forth in the Note.

E - 86

WITNESS:

BORROWER:
Singer Financial Corp.

Name: Paul Singer
Title: President

ATTEST:

BANK

Name: Brian T. Vesey
Title: Assistant Vice President

E-81

[SIGNATURES]

**The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of** Philadelphia, **State of** Pennsylvania, on May 21, 2002.

SINGER FINANCIAL CORP.

By: ______________________
Paul Singer, President

**This offering statement has been signed by the following persons in the capacities and on the dates indicated.**

______________________
Paul Singer, President, Chief Executive Officer, Chief Financial Officer, and Sole Director